SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 11)*

JUMA TECHNOLOGY CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

48138T100
(CUSIP Number)

Vision Capital Advisors, LLC
20 West 55th Street, 5th Floor
New York, NY 10019
Attention: James Murray

Tel:  212.849.8237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 9 pages

CUSIP No.:  48138T100

NAME OF REPORTING PERSON

1.           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 214,678,806 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 214,678,806

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,678,806

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.6%

14           TYPE OF REPORTING PERSON

IN

Page 2 of 9 pages

CUSIP No.:  48138T100

1           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 214,678,806 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 214,678,806

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,678,806

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.6%

14           TYPE OF REPORTING PERSON

IA

Page 3 of 9 pages

CUSIP No.:  48138T100

1           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14           TYPE OF REPORTING PERSON

CO

Page 4 of 9 pages

CUSIP No.:  48138T100

NAME OF REPORTING PERSON

1.           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14           TYPE OF REPORTING PERSON

PN

Page 5 of 9 pages

CUSIP No.:  48138T100

NAME OF REPORTING PERSON

1.           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14           TYPE OF REPORTING PERSON

OO

Page 6 of 9 pages

Explanatory Note

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) is being filed with respect to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Juma Technology Corp., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment No. 11 supplements Items 4 and 7 of the Schedule 13D (as amended) originally filed on October 19, 2009.

ITEM 4.	Purpose of Transaction.

Letter Agreement

On November 29, 2010, the Issuer, Nectar Services Corp., Vision Opportunity Master Fund, Ltd. (“Master Fund”) and Vision Capital Advantage Fund, L.P. (“VCAF”) entered into a letter agreement pursuant to which the parties agreed to extend the maturity dates of the specified convertible notes and bridge notes issued by the Issuer and held by the Master Fund and VCAF from November 29, 2010 to a maturity date of five (5) days after demand.  Except for the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, since the filing of Amendment No. 10 to Schedule 13D on November 23, 2010.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

38.	Form of Letter Agreement among Juma Technology Corp., Nectar Services Corp., Vision Opportunity Master Fund, Ltd. and Vision Capital Advantage Fund, L.P. dated November 29, 2010*

*Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2010.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By: /s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

Page 8 of 9 pages

EXHIBIT INDEX

Exhibit No.	Document

38.	Form of Letter Agreement among Juma Technology Corp., Nectar Services Corp., Vision Opportunity Master Fund, Ltd. and Vision Capital Advantage Fund, L.P. dated November 29, 2010*

*Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2010.

Page 9 of 9 pages